Securities and Exchange Commission
                     Washington, D. C.  20549

                         _______________

                            Form 10-SB

                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                Worldwide Wireless Networks, Inc.
               (Name of registrant in its charter)


        Nevada                                       88-0286466
(State of incorporation)            (I. R. S.  Employer Identification No.)




               770 The City Drive South, Suite 3700
                     Orange, California 92868
                          (714) 937-5500
            (Address and telephone number of principal
        executive offices and principle place of business)


                         ________________

   Securities registered pursuant to Section 12(b) of the Act:

                               None
                         ________________

   Securities registered pursuant to Section 12(g) of the Act:

                  Common Stock, par value $.001
                       Title of each class

                        Table of Contents

                              PART I

Item 1: Description of Business                                          3
Item 2: Management's Discussion and Analysis or Plan of Operations       8
Item 3: Description of Property                                         12
Item 4: Security Ownership of Certain Beneficial Owners and Management  13
Item 5: Directors, Executive Officers, Promoters and Control Persons    14
Item 6: Executive Compensation                                          15
Item 7: Certain Relationships and Related Transactions                  15
Item 8: Description of Securities                                       16

                             PART II

Item 1: Market Price for Common Equity and Dividends of Worldwide
Wireless and Other Shareholder Matters                                  16

Item 2: Legal Proceedings                                               17
Item 3: Changes In and Disagreements With Accountants                   17
Item 4: Recent Sales of Unregistered Securities                         17
Item 5: Indemnification of Directors and Officers                       18

                             PART F/S

Index to Financial Statements                                           19

                             PART III

Item 1: Index to and Description of Exhibits                            20

                    FORWARD LOOKING STATEMENTS

     In this registration statement references to "Worldwide Wireless," "we," "us," and "our" refer to Worldwide Wireless Networks, Inc.

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Worldwide Wireless' control. These factors include but are not limited to economic conditions generally and in the industries in which Worldwide Wireless may participate; competition within Worldwide Wireless' chosen industry, including competition from much larger competitors; technological advances and failure by Worldwide Wireless to successfully develop business relationships.


                              PART 1

                 ITEM 1: DESCRIPTION OF BUSINESS

Business Development

     Worldwide Wireless Networks, Inc. was incorporated in the state of Nevada on June 10, 1992 as Second Investors Group, Inc. On June 19, 1998 Second Investors effected a name change to Progressive Environmental Recovery Corporation. On March 5, 1999 Progressive Environmental changed its name to Worldwide Wireless Networks, Inc. We were organized for the purpose of providing investment opportunities in emerging companies but remained inactive until our reverse merger with Pacific Link Internet, Inc. ("Pacific Link") in April of 1999. (See, "Part I, Item 2: Management's Discussion and Analysis - Reverse Merger Treatment.")

     As a result of the reverse merger we acquired the business assets of Pacific Link, a California corporation, doing business as Global Pacific Internet. Pacific Link operated wireless network systems for customers in the Orange County, California area. Pursuant to the merger agreement, the directors and officers of Worldwide Wireless resigned and the management of Pacific Link filled the vacancies, and the former shareholders of Pacific Link obtained 62.5% of the total voting power at that time.

     Due to a conflict with corporate names in California, Worldwide Wireless has assumed the name of Worldwide Wireless Communications, Inc. in the state of California and is doing business as Global Pacific Internet in California.

     Our short operating history and operating losses raise substantial doubt about our ability to continue as a going concern. This fact is reported by our independent auditor Crouch, Bierwolf & Chisholm.

Business

     Worldwide Wireless is doing business as "Global Pacific Internet" within the Orange County area. We are a networking solutions company which specializes in high speed Internet access using our own wireless network. Other products we provide include direct service link, frame relay, web hosting and network consulting. We serve all sizes of commercial business and the home office market.

     We began large scale commercial operations in April 1999 and have accomplished the following:

     Service to approximately 165 commercial customers with high-speed data network services.

     Expansion of a high-speed wireless network which currently serves approximately 80% of the Orange County, California area.

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

     Delivery of DSL (Digital Subscriber Line) and 100 Mbps wireless service to our customers.

     Opening of a co-location facility to offer central office services to customers.
     Hiring of a direct sales force with support and management teams.

Wireless Network
----------------

     We have the technical expertise to build and operate large scale wireless networks without relying on an existing wire-based network, such as a telephone networks copper lines. Our wireless network allows the user to connect to an Internet service provider bandwidth via a radio modem.
Typically a customer relies on an incumbent local exchange carrier such as a telephone company's copper wires or a cable company's television coaxial plant to provide the physical means for the customer to connect to the Internet.

     Our primary network implementation is a wireless network consisting of a network operations center, centralized base stations known as "points-of presence ("POP"s)," and distribution radios which connect to the end customer. We currently operate a wireless network which has been operational for approximately twelve (12) months and covers an estimated 80% of the Orange County area. We rely on fourteen POPs, which are generally located on the top of tall buildings. We negotiate a long term site license for each POP location.

     The typical POP site consists of one indoor/outdoor equipment cabinet (62" h X 23" w X 34"d) and an array of four (4) to eight (8) small sectional antennas (42" h X 4" w). The sectional antennas can be painted any color to match existing surroundings. There is no roof penetration and once the system is installed there are minimum inspections. We pay for all costs associated with the installation and our unit requires a single phase 110 volt outlet for power.

     As part of our network expansion and in the course of normal operations, we are negotiating to expand our rights associated with the current POP locations as well as acquire additional point-of-presence locations. Management currently believes that the market for these facilities is reasonable for its purposes; however, the ability to acquire and maintain these rights at reasonable pricing will be a material factor in the success of the company.

     In general, our end customers must be within five miles of a POP and have line-of-sight visibility between the POP and an antenna located at their building. Each end customer must install a rooftop or window radio with an antenna. When the customer accesses the Internet the signal travels over their building's wiring or wireless network to the rooftop or window antenna. The antenna sends the data signal to a nearby POP, where the signal is communicated to our broadband switching center and then onto its final destination.

     Our wireless network provides flexibility, quick installation and quality service for Internet users. For example, during the Panasonic Shock Wave Beach Games in August of 1999 we established a temporary wireless system which provided Internet access to the participants on the beach. We usually can install the necessary equipment at a customers business within two to five days. Actual installation of a wireless system may take as little as four hours. Installation and incorporation into our wireless network can be accomplished as fast as within 48 hours following a signed service order. This can be accomplished when we rely on installation scheduling and preparation prior to contract signing. However, we generally plan for a three week time period for completion of installation. We provide a quality service because we manage our network traffic by using routing equipment that measures and controls packet flows, and we install equipment with performance levels that meet or exceed those required by the customer.

     Our wireless network is engineered to provide high reliability and wide area coverage. We generally operate at a greater than 98% uptime. Our wireless networks are capable of 128 kbps through 100 Mbps speeds. We operate on a combination of licensed frequencies of 23 GHz and unlicenced frequencies in the 2.4 GHz ISM band, 5.8 GHz ISM band, and 5.2 GHz UNII band ranges. Licensure is determined on a site-by-site basis depending on the distance and type of network link. Reliability is achieved through redundant radio links and wired line back-up. Security is provided through spread spectrum radio links and encryption, among other standard security measures. Our radio modem transmits data by a microwave frequency which changes 32 times a second. During our twelve months of operations we have not experienced any significant weather interference, however we are not sure how a wireless network in geographical areas with more severe weather than southern California would be affected.

Principal Services

     High-speed Internet: We offer connections to the Internet at speeds from 128 kbps to 100 Mbps. This service provides always-connected, secure access for all sizes of commercial businesses. These connections are primarily supported by our wireless network with the balance of customers being served by DSL and leased T-1 circuits. We enhance our service by balancing and distributing our traffic across our upstream connections, which include Digital Broadcast Networks, Savis, and Exodus networks. As of September 23, 1999 we have approximately 165 high-speed wireless customers.

     Dial-up Internet Access: As of September 23, 1999 we provide Internet access to 1,772 Internet users using dial-up connections. This service is marketed to the general public throughout Orange County and to our commercial customers to support work-at-home, remote server access, and other business applications.

     Data Center Services: We offer web hosting, web sites and co-location services to our customers. As of September 23, 1999 we provided such services to 164 customers.

     Network Consulting: We have substantial expertise in building and operating large-scale wireless, ATM, and Internet Protocol networks. We offer design and implementation services for private wireless networks and consulting services to develop network hardware components. As of September 23, 1999 we have generated approximately $50,000 in revenues from these services.

Sales and Marketing

     Our historical sales have resulted from domestic operations primarily located in Orange County. This area has technology-oriented businesses that represent our prime targeted customers. By focusing our initial expansion to markets in southern California, management believes that we can efficiently leverage our network assets, brand equity, central facilities, administration, and technical resources which currently exist.

     We generally work with the end customer when providing network access.
We believe that a direct customer relationship provides the opportunity for us to cross-sell network products, improve customer satisfaction, and reduces the chance of customer attrition. In May 1999, we created a direct sales force of eight sales agents. This sales force will market to businesses of all sizes within our network service area. The sales force is supported by our customer service, technical experts, and outbound telemarketing activities.

     At the local level, we advertise in general print media and through publications targeted at the information professional. This direct sales activity is supplemented by telemarketing sales agents and through customer referrals.

     Our backlog results from the difference in timing between a firm customer order and installation of service. In general, the target interval for installation is three weeks. As of September 23, 1999, we estimate the monthly recurring revenue of contracts pending but not installed to be approximately $30,000.

Competition

     Our market is crowded with companies which provide Internet networks and Internet access to businesses and individuals. We face competition from existing network and Internet service providers most of whom have financial resources, brand recognition, work coverage, technical resources, and sales forces much larger than ours.
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

These providers may have substantial financial and technical resources directed at markets served by us. As a result we may need to adjust pricing of our products, expend more funds to acquire customers and may experience higher customer attrition. In addition, we can not assure that we can successfully compete with the larger and more established companies that already provide Internet service.

     In the wireless market we compete with Teligent, Inc., Winstar Communications, Inc., and NEXTLINK Communications, Inc. who offer wireless directional, high-speed network services. Pacific Bell, AT&T, World Com, Qwest, Cox Communications, Sprint and similarly situated telecommunications companies offer Internet products as stand-alone products or in a bundle with telecommunications, network services, or wide-area networking. Covad and Rythms Net Connections are representative of service providers who provide high-speed network facilities primarily by using state-of-the-art modems in conjunction with the facilities of incumbent local exchange carriers.

      Time Warner, @Work, and similar cable companies have converted cable television coaxial lines to support bidirectional, high-speed network services. We also compete with Internet dedicated access companies such as:
Verlo, Concentric, and Level 3. These companies specialize in Internet protocol products which include data center services, web hosting, virtual private networking, network consulting, and related products.

     We compete with these companies by offering a unique service, rapid installation, technical performance, quality of customer service and price.
We develop our networks primarily with our own internal engineering expertise. We believe the use of our own personnel increases the uniqueness of our service and prevents the direct copy by competition. Our own technical network configuration, radio technology, and POP site implementations reduce cost and improve performance. We have the capacity to deliver Internet service in 48 hours. Most competing technologies require 30 to 45 days to install similar products.

     Although pricing is an important factor in the customer's purchase decisions, we believe that customer relationships, customer service and consistent quality will be the key to generating customer loyalty. During the past several years management has observed market prices for network services declining, which is a trend management believes will likely continue. As prices decline for any given speed of service, we expect that our total number of customers will increase due to more individuals and companies deciding to use such services. As the total number of customers increase, the proportion of customers purchasing our higher-speed, higher-priced services will increase because the cost to upgrade a customer's speed is generally minimal.

     Many of our competitors rely on existing networks of copper lines owned by third parties. We believe these networks are facing increased demand from individuals and businesses for new services at a reasonable cost. Our management believes that elimination of reliance on third parties reduces our costs by eliminating the expense of payments to such third parties for labor costs associated with installation and costs of troubleshooting network problems. Further, we believe that capital expenditures associated with constructing our wireless network are substantially lower because we do not have to physically construct a wire network.

Principal Suppliers

     Our principle suppliers provide hardware and software that is incorporated into our networks. While no single vendor represents a majority of capital spending, network performance depends on the operation and support of these products. We rely on third-party vendors for equipment, upstream bandwidth, operational software, and product support. We currently rely on six vendors for our equipment and four vendors for upstream bandwidth access. Our product availability and network performance may be diminished when and if these providers limit availability of service, delay product, or deviate from our expectations for performance. However, management believes these vendors can be replaced within 60 days. Our agreements with these suppliers typically require specific performance on our part for financial, service, or operational actions, and any failure in our performance could result in penalties or increased cost of operation. As is customary for the industry, damages owed by a company for failure to provide bandwidth are generally limited to service credits for the circuits affected.

Trademark, License and Intellectual Property

     Our primary service mark in our service area of Orange County is Global Pacific Internet. We are currently seeking trademark protection for "Global Pacific Internet" and "Worldwide Wireless Networks, Inc.". The success of our business depends in part on brand recognition, trade secrets, network hardware, and software which may be proprietary or purchased from third-parties. We rely upon a combination of licenses, confidentiality agreements and other contractual covenants to establish and protect our technology and other intellectual property rights. Although we do not believe that our intellectual property infringes on the rights of any party, third-parties may assert claims for infringement which may be successful or require substantial resources to defend.

     We currently hold two FCC private operational fixed microwave radio station licenses (See, "Government Regulations," below). Both licenses will expire in July of 2009.

Product Development

     We conduct research and development as an incidental activity to our ordinary operations. Therefore, we have not spent any material amount for research and development during the past two fiscal years. We expect to devote substantial resources to increase market penetration within our current service area as well as expand our wireless network to other areas in southern California.

     In May of 1999 we entered into a joint venture with Bridge Technology, Inc. Pursuant to the agreement we will provide our know how to and $50,000 for capitalization of Pacific Bridge Net, a subsidiary of Bridge Technology. Pacific Bridge Net will develop a wireless Internet access system for the Asian market. We will have a 20% interest in the venture and will have the right to sell the radio equipment which is developed during the venture in the United States. We cannot assure that this joint venture will come to fruition or that we will be successful in the Asian market.

Government Regulation

     At the federal level, the FCC has jurisdiction over the use of the electromagnetic spectrum (i.e., wireless services) and has exclusive jurisdiction over all interstate telecommunications services, that is, those that originate in one state and terminate in another state. State regulatory commissions generally have jurisdiction over intrastate communications, that is, those that originate and terminate in the same state. Municipalities and other local jurisdictions may regulate limited aspects of our business by, for example, imposing zoning and franchise requirements and requiring installation permits. We are also subject to taxation at the federal and state levels and may be subject to varying taxes and fees from local jurisdictions.

     A large portion of our wireless networks operate in a radio spectrum not requiring licensure under current regulations. As an Internet service provider we are not currently directly regulated by the Federal Communications Commission or state Public Utilities Commission. However, as required by law, we license frequency spectrum directly from the Federal Communications Commission for a portion of the high-speed portions of our wireless network. Changes in the law or the interpretation of existing law may cause increased regulation of our business or restrictions on the unlicenced radio spectrum currently used in the wireless networks.

Employees

     We currently have approximately 36 full time employees with expertise in sales, engineering, customer service, and finance. The majority of our employees are based in Orange County, California. We believe we have good relations with our employees and none are covered by any collective bargaining agreement.

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Reports to Security Holders

     Worldwide Wireless has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

     We currently use an investor relations firm, Columbia Financial Group, and interested persons may call at (888) 301-6271. On our behalf, Columbia Financial Group has obtained membership to Internet Stock Market Resources, Inc. Internet Stock Market Resources, Inc. is an information exchange which provides up-to-date information on publicly traded companies to its members. Interested persons may also visit our web site at www.wwwn.com.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Pacific Regional offices of the SEC located at 5670 Wilshire Boulevard 11th Floor, Los Angeles, California 90036-3648. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


          ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OR PLAN OF OPERATION

Overview

     We are a networking solutions company which provides high speed Internet access using our own wireless network, dial-up Internet access, data center services and network consulting. Since April of 1999 we have had large scale commercial operations and have developed a commercial customer base, a direct sales force and have expanded our wireless network. Our primary market is currently Orange County, California, where we operate our wireless network. While we have experienced revenue growth since our inception, we have operated at a net loss. Management believes that our continued expansion will result in additional losses for the foreseeable future.

     Revenues. We generate revenues primarily through annuity-like service contracts with customers, sale and installation of wireless networks, and network consulting. We recognize revenues when services are completed. We believe that growth in revenue will come from additional penetration in markets currently served by existing networks, expansion of complimentary product lines to existing and new customers, and geographic expansion using currently deployed technologies. We have spent, and will continue to spend, significant resources on these activities.

     Cost of Revenues. Cost of revenues consist of third-party network usage costs, depreciation of network equipment, technical staff costs, and occupancy costs. Third-party network costs are expensed in the period when services are rendered and are generally proportional to the number of customers.
Investment in network equipment is related primarily to geographic network expansion and incremental customer installations, which results in increased depreciation expense in future periods.

     We do not currently anticipate that inflation will have a material impact on our results of operations.

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     Sales and Marketing.  Sales and marketing expenses include salaries, sales commissions, employee benefits, travel and related expenses for our direct sales force, fees paid to third-party sales agents, marketing and sales support functions. In an effort to increase our revenues, user base and brand awareness, we expect to increase significantly the amount of spending on sales and marketing over the next year. Marketing costs associated with increasing our user base, which to date have been minimal, are expensed in the period incurred.

     General and Administrative. General and administrative expenses include salaries, employee benefits and expenses for our executive, finance, legal, and human resources personnel. In addition, general and administrative expenses include fees for professional services and occupancy costs. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including costs associated with being a public company.

Reverse Merger Treatment

     In April of 1999 Worldwide Wireless completed a merger with Pacific Link Internet, Inc., a California corporation doing business as Global Pacific Internet. Pacific Link was incorporated in September of 1997 and its operations began in August of 1997. As a result of the merger Worldwide Wireless acquired the business operations, services and assets of Pacific Link which are a significant part of our ongoing business and the services that we sell. In conformance with generally accepted accounting principles, the merger has been accounted for as a "reverse merger" and the accounting survivor is Pacific Link.

     The reverse merger was completed pursuant to the statutory requirements of California and Nevada through the exchange of 7,000,000 shares of the Worldwide Wireless' common stock for 100% of the outstanding stock of Pacific Link. The merger was structured as a tax free statutory merger pursuant to
Section 368 (a)(1)(A) of the Internal Revenue Code of 1986, as amended. Worldwide Wireless raised $1,000,000 in anticipation of the merger and provided this as the only asset of the newly combined organization. The merger was treated as a reverse merger for accounting purposes, therefore the August 31, 1999 period is consolidated and the December 31, 1998 and 1997 period is that of Pacific Link, only.

Recent Developments

     On October 27, 1999, we entered into a contract to purchase wireless telecommunications equipment from Adaptive Broadband Corporation. Pursuant to the agreement we have committed to purchase 2,624 units, 5,120 units and 7,760 units during the first, second and third years of the agreement, respectively. Units consist of subscriber units or access points. The agreement may be terminated by written notice from either party for occurrence of several specific events, notably, if either party is not satisfied with the
performance of the other party.   Obligations of the agreement will survive
early termination to the extent purchase orders are accepted by Adaptive Broadband Corporation and minimum additional payments are required.

     We anticipate that approximately 20% of the equipment purchased as a result of the agreement will be used in our own wireless operations and the remaining 80% will be resold to third parties. We expect to purchase a minimum of $4.4 million, $6.4 million and $7.76 million in such equipment for the first, second and third year of the agreement. As of this filing we anticipate that this agreement will provide additional revenues from wireless equipment sales, however, we cannot assure what effect the commitments required under the agreement will have on our results of operations.

Liquidity and Capital Resources

     Since Pacific Link's inception, it has financed its operations primarily through the private placement of equity securities, loans, leasing arrangements, cash-flow from operations and the merger completed with Worldwide Wireless in April 1999. As of August 31, 1999 cash reserves totaled $183,385 with total current assets of $451,708. We have posted operating losses since inception. Our long term debt was $577,345 as of August 31, 1999. As of December 31, 1998, Pacific Link's principal commitments consisted of office, roof-rights payments, and equipment leases. Future minimum cash payments on notes payable are approximately $40,577 through the year 2010. Future minimum lease payments are $89,350 through the year 2001. Future

                                9
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minimum operating lease payments are $603,844 through the year 2003.

     The consolidated cash flows show net cash used for our operating activities was $396,101 for the eight months ended August 31, 1999. Net cash used for operating activities consisted primarily of net operating losses and network asset purchases. Net cash provided by our financing activities was $1,341,260 for the eight months ended August 31, 1999. Net cash provided by financing activities was principally attributable to the sale of securities by Worldwide Wireless prior to the merger in April 1999.

     We expect to continue to incur significant capital expenditures in the future, including additions and enhancements to our server and network infrastructure, software licenses and furniture, fixtures and equipment. The actual amount of capital expenditures will depend on the rate of growth in our user base and available resources, which is difficult to predict and which could change dramatically over time. Technological advances may also require us to make capital expenditures to develop or acquire new equipment or technology. We intend to use a combination of our cash, debt, and future securities offerings to fund our capital expenditures in a manner which minimizes our cost of capital.

     If additional funds are needed, we can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. We have not investigated the availability, source or terms for external financing. Also, the acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns.

     Any future securities offerings will be effected in compliance with applicable exemptions under federal and state laws. The purchasers and manner of issuance will be determined according to our financial needs and the available exemptions. At this time we have not decided to offer securities and, accordingly, have not determined the type of offering or the type or number of securities which we will offer. We have no plans to make a public offering of our common stock at this time. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

Results of Operations

     The following table sets forth selected consolidated statements of operating data as a percentage of total revenues:

                                Year ended     Year ended      8 months ended
                                  Dec 31         Dec 31           August 31
                                   1997           1998               1999

AS A PERCENTAGE OF REVENUES
Revenues...................        100%           100%               100%
Cost of revenues...........         69.6%          51.1%              42.5%

Gross profit...............         30.3%          48.9%              57.5%

Operating expenses:
  Selling .................         25.3%          18.8%               __
  General and administrative        51.1%          54.0%               __

  Total operating expenses .        76.4%          72.9%             115.9%

Loss from operations .......        46.0%          24.0%               __
Other income (expense), net.        10.4%          15.0%               __


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Net loss ...................        56.5%          39.2%              58.5%

     Revenues. Revenues for the year ended December 31, 1998 were $841,841, which represented an increase of $570,000, or 209.6%, from $271,841 for the year ended December 31, 1997. As of August 31, 1999 we have posted $1,058,135 in revenues. The increase was primarily attributable to revenues generated from incremental sales to new customers of high-speed wireless network services. In particular, we generated approximately $580,102, or 54.8% of our total revenues for the interim period ended August 31, 1999 from wireless customers. We also generated approximately $172,629, or 16.3% of our total revenues for such interim period from dial-up customers. The balance of $305,404, or 28.9% resulted from other services.

     Cost of Sales. Cost of revenues for the year ended December 31, 1998 was $430,600, which represented an increase of $241,218, or 127.3%, from $189,382 for the year ended December 31, 1997. The cost of sales for the period ended
August 31, 1999 was $449,820.   The increase was primarily attributable to
increased third-party network service expense related to the growth in our user base and depreciation related to our network costs.

     Selling Expenses. Selling expenses for the year ended December 31, 1998 were $158,592, which represented an increase of $89,765, or 130.4%, from $68,827 for the year ended December 31, 1997. At June 30, 1999 our selling expenses were $174,428. The increase was primarily due to the hiring of additional direct sales force personnel and success-based sales commissions.

     General and Administrative. General and administrative expenses for the year ended December 31, 1998 were $455,126, which represented an increase of $316,157, or 227.5%, from $138,939 for the year ended December 31, 1997. We posted $657,915 for such expenses as of June 30, 1999. The increase was primarily due to the hiring of additional administrative personnel and increased professional and consulting expense. We also will experience increases in our general and administrative expenses due to preparation of the annual and quarterly reports which will be required of us once we become a fully reporting company.

     Interest Expense. Interest expense consists primarily of interest expense on capital equipment leases. Interest expense for the year ended December 31, 1998 was $51,455, which represented an increase of $32,761 or 175.2%, from interest expense of $18,692 at the year ended December 31, 1997. As of August 31, 1999 we have posted $22,028 for interest expense. The increase was primarily attributable to interest on a capital lease and additional long term debt.

Factors Affecting Future Operations

     Our operating results may fluctuate substantially in the future as a result of a variety of factors, many of which are outside of our control, including those discussed elsewhere in this filing. We plan to significantly increase our operating expenses and capital expenditures to expand our sales and marketing efforts, promote the brand, continue to enhance the features and functionality of our product line, upgrade our internal network infrastructure, pursue new distribution channels and hire new personnel across all levels of our organization. We determine our operating expenses largely on the basis of anticipated growth in our revenues, however, some of our expenses are fixed in the short term. There are risks associated with the timing and achievement of revenue targets due to a variety of factors, and there can be no assurance that revenues will increase commensurately with expenses. We believe that our expenses will exceed our revenues for the foreseeable future. As a result of these and other factors, our operating results may vary substantially from quarter to quarter.

Seasonal Aspects

     Our business is not seasonal because the sale of our services is not linked to seasonal variables.

Year 2000 Compliance

     Many existing computer systems and software are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dated from 20th century dates. If not corrected, various problems may arise from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 is approached and reached. These problems include system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these Year 2000" requirements.

     State of Readiness. We have, and are currently, implementing the following assessment and process in an effort to assess and remedy any Year 2000 issued which could impact our existing operations:

     Phase I: Assessment of Operations (completed in July 1999);

     Phase II: Prepare Formal Test Plan (completed in August 1999);

     Phase III: Implement Test (completed in September 1999); and

     Phase IV: Remediation of Year 2000 issues (In process - estimated completion in October 1999).

     We have completed our formal assessment of the impact that the Year 2000 problem may have on our existing operations and believe the following four distinct areas of our existing operations may be affected by the Year 2000 problem:

       DATA NETWORKS. Because the Year 2000 risk was a known factor during the majority of our network construction, our design and third-party equipment was compliant from inception. We believe that the network is currently compliant and are testing to judge readiness.

       MONITORING AND CONTROL SYSTEMS. We use third-party equipment and software and as a result, our ability to address Year 2000 issues is to a large extent dependent upon the Year 2000 readiness of these third-parties' hardware and software products. These products include servers manufactured by Compaq, Intel, Dell and similarly situated computer manufacturers, network equipment manufactured by Cisco, database management, financial application and other software.

     We have reviewed documentation on Year 2000 compliance prepared by the third-parties from whom we have purchased hardware and software products. Based upon our review of such documentation and the fact that we either purchased the most current product versions available from these third-parties or installed the latest patches or upgrades available, we believe these applications are Year 2000 compliant with the exception of three servers which are scheduled for replacement. We estimate that the remaining expenditures to upgrade these systems for compliance is $10,000.

       THIRD-PARTY NETWORK PROVIDERS. We are dependent on our third-party network services carriers to provide access between their networks and our network. We have initiated discussions with all of our providers to determine the extent to which we are vulnerable to these third-parties' Year 2000 issues. We have obtained Year 2000 readiness disclosure statements from these carriers which confirm that their systems are Year 2000 compliant or that they are in the process of becoming Year 2000 compliant. Wherever practical, we use diverse pathways and providers to minimize the risk that a single third-party failure will disrupt service to our customers.

       NON-OPERATIONAL SYSTEMS. Our non-operational technology systems, such as heating and air conditioning, security systems, accounting, and other embedded technology, may also be subject to Year 2000 risks. We have reviewed Year 2000 compliance statements from the manufacturers of our non-operating systems. Based on our assessment to date, we believe that these systems are Year 2000 compliant.

      In addition, we plan to continue to assess and test any new systems that we add to our operations for Year 2000 compliance.

      The Risks. If Year 2000 issues prevent our users from accessing the Internet, our business and operations will suffer. Any failure on our systems and our communications infrastructure with respect to the Year 2000 problem could result in:

     - increased user turnover and corresponding loss of revenues; or

     - increased allocation of our resources to address Year 2000.

                 ITEM 3: DESCRIPTION OF PROPERTY

     Our principal executive offices are located in Orange, California, where we lease 5,307 square feet of office space with roof rights for antennas. We renewed the lease on March 30, 1999 and it will expire in 2004. The monthly rent varies from approximately $10,083 in the first year to $11,145 in the fifth year. This office space is in good condition and satisfies our current space needs.

     We also lease two office spaces in Irvine, California. One office space located at 5 Park Place is 1,062 square feet and houses our sales agents. Such lease will expire in April of 2003 and requires a basic rent payment of $2,549 per month which is subject to adjustments for the term of the lease. The other office space located at 8001 Irvine Center Drive is subleased to a computer consulting company for the costs of the lease which is approximately $4,021 per month.


        ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

     The following table sets forth, as of August 31, 1999, the beneficial ownership of our outstanding common stock of; (I) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 11,599,988 shares of common stock outstanding as of August 31, 1999.

                    CERTAIN BENEFICIAL OWNERS

                                        Common Stock Beneficially Owned
                                        -------------------------------
Name and Address of               Number of Shares of
Beneficial Owners                 Common Stock           Percentage of Class
-----------------                 ------------           -------------------

Sean LeMons                       774,000                6.7%
15123 Brookhurst #205
Westminster, California 92683

Ming-Chau Yeung                   774,000*               6.7%
9 Red Coat Place
Irvine, California 92602

                            MANAGEMENT


                                        Common Stock Beneficially Owned
                                        --------------------------------
Name and Address of               Number of Shares of
Beneficial Owners                 Common Stock           Percentage of Class
-----------------                 ------------           -------------------

Dennis and Susan Shen             3,080,000*             26.5%
770 The City Drive South
Suite 3700
Orange, California 92868

Jack Tortorice                    2,906,000              25.0%
770 The City Drive South
Suite 3700
Orange, California 92868

All executive officers and
directors as a group              5,212,000              44.9%

*Dennis is the record owner of 500,000 shares, he and Susan Shen jointly own 1,806,000 shares, they share voting and investment power of 774,000 shares held by Susan's mother, Ming-Chau Yeung.


ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our directors, executive officers and key employees and their respective ages and positions are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are appointed by our Board of Directors and serve at its discretion. Dennis and Susan Shen are married.
Directors and Officers

Name                    Age          Position Held
----                    ---          -------------

Jack Tortorice          50           Chief Executive Officer and Chairman of
                                     the Board

Dennis Shen             32           President and Director

Susan Shen              29           Secretary/Treasurer

Thomas J.  Rotert       33           Director

     Jack Tortorice. Chief Executive Officer and Director since April of 1999. He served as CEO, Chairman of the Board and a Director of Pacific Link from October 1997 to May 1999. Prior to joining Pacific Link he was general manager for the sales and marketing division of Frontier Communications from January 1995 to June 1997. Prior positions include: General manager for sales and operations of ITT Courier related to computer equipment sales; Vice President of Sales for Automatic Data Processing selling payroll outsourcing; and sales positions for Wang Labs and Xerox. Mr. Tortorice graduated with an Masters in Business Administration from Pepperdine University in 1989 and received a bachelor's degree in economics from Edinboro in Pennsylvania in 1973.

     Dennis Shen. President and a Director since April of 1999. In May of 1992 Mr. Shen was the founder, President and Chief Information Officer for Global Pacific, which later became Pacific Link. He was responsible for network design and implementation and later led the transition of that company from a computer reseller to an Internet service provided in 1995. Mr Shen has extensive experience in large-scale wireless network implementations. He was a featured speaker at World Expo '94 and Unlicenced Spectrum-Wireless Internet Access in 1999.

     Susan Shen. Secretary and Chief Financial Officer since April of 1999. Mrs. Shen is responsible for accounting and human resources activities for Worldwide Wireless. She joined Global Pacific in May of 1995 as an accountant, and subsequently became the Chief Financial Officer of that company in August of 1996. She has prior experience in computer sales and was employed as a purchasing agent. She received a bachelor's degree in mathematics from California State Politechnic University, Pamona in 1994.

     Thomas J. Rotert. Mr. Rotert was appointed as a Director on October 1, 1999. He also serves as our general counsel. He is a licensed attorney in the state of California and practices in the areas of corporate transactional law and civil litigation. From May 1998 to the present, he has been a partner in the law firm of Schuman & Associates, located in Costa Mesa, California. From October 1997 through May 1998 he was employed as an attorney for Sayer & Associates, a California firm. He was litigation counsel for Bollington & Roberts, another California firm, from 1992 to October 1997. He received a juris doctorate from Western State University in 1993 and a bachelor's from the University of Kansas in 1989. Mr. Rotert filed a Chapter 7 voluntary bankruptcy petition in February 1998 in the Central District of California Division of the United States Bankruptcy Court, which was discharged in June of 1998.

                  ITEM 6: EXECUTIVE COMPENSATION

     The following table shows compensation of our executive officers for our last completed fiscal year.

                    SUMMARY COMPENSATION TABLE

                                               Annual Compensation
                                               -------------------

                                                                   Other
                               Fiscal                              Annual
Name and Principal Position     Year     Salary ($)    Bonus    Compensation
---------------------------     ----     ----------    -----    ------------
Jack Tortorice                  1998     $50,000       $0       $0
Chief Executive Officer
and Director

Dennis Shen                      1998     50,000       0         0
President and Director

Susan Shen                       1998       0          0         0
Chief Financial Officer
and Secretary

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

     On January 1, 1999, we amended the employment agreements with Messrs. Tortorice and Shen. Each agreement is for an initial term of five years, terminating on December 31, 2003. However, the agreement automatically renews for one year for the next four years after the initial term. Mr. Tortorice receives a salary of $98,000 per year and Mr. Shen receives a salary of $70,000 per year. Both have a $500 car allowance per month and will be reimbursed for expenses incurred on our behalf. We may terminate the agreement for cause, as defined in the agreement. Pursuant to the agreement, if we terminate the agreement we have agreed to buy back their original shares, 3,500 common shares, for $25 a share and we will distribute a pro rata share of profits to each of them. Messrs. Tortorice and Shen may terminate the agreement by giving us 30 days notice.

      ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons:

     During the year ended December 31, 1997, we borrowed $15,000 from Ming Chan Yeung, a shareholder and mother of Susan Shen, our Secretary/Treasurer. The entire $15,000 was paid in April of 1999.

     During 1999 and 1998 Worldwide Wireless has retained the law firm of Schumann & Associates for various legal matters. Thomas J. Rotert, our director, has personally provided such legal services. We have paid Schumann & Associates approximately $24,000 in legal fees for the services rendered by Mr. Rotert. Mr. Rotert has an approximate 30% interest in the law firm. We intend to continue using the services of Schumann and Associates in the future.

                ITEM 8: DESCRIPTION OF SECURITIES

Common Stock

     Pursuant to the Articles of Merger filed April 9, 1999 we are authorized to issue 50,000,000 shares of common stock, par value $.001, of which 11,599,988 were issued and outstanding as of August 31, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record of all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon our liquidation. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     We have not authorized or issued any preferred stock.

Change in Control

     In September of 1998 Pacific Link entered into an options agreement with DFL Capital Partners, LLC. According to the agreement DFL Capital Partners, LLC was granted the option to buy 50,000 common shares at $0.10 per share. The right to exercise the option vested immediately and remained exercisable for ten (10) years The amount of common shares subject to the options would adjust according to recapitalizations of Pacific Link. The parties to this agreement are currently in a dispute as to the application of this agreement to our common shares. We may have up to 700,000 common shares subject to these options and if the optionee exercises the options it may become a 5% shareholder.

                             PART II

       ITEM 1: MARKET PRICE FOR COMMON EQUITY AND DIVIDENDS
       OF WORLDWIDE WIRELESS AND OTHER SHAREHOLDER MATTERS

     Our common stock is traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "WWWN". The following table represents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending December 31, 1998 and the eight month interim period ended August 31, 1999. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

     Year          Quarter               High          Low
     ----          -------               ----          ---
     1997          Third Quarter         0.25          0.125
                   Fourth Quarter        0.13          0.13
     1998          First Quarter         0.125         0.1
     1999          First Quarter         4.0           4.0
                   Second Quarter        6.0           0.40625
                   Third Quarter         4.75          2.875

     During 1997 and 1998 our market was sporadically and thinly traded. There was no trading activity during the second, third and fourth quarters of 1998. Trading activity increased in August of 1999. The price per share of companies similarly situated to Worldwide Wireless have exhibited extreme volatility in response to company specific information as well as general market conditions. Shareholders should consider the possibility of the loss of the entire value of their shares.

     As of August 31, 1999, we had approximately 36 stockholders of record. Management controls 44.9% of our outstanding shares. We have 400,000 common shares subject to warrants and 7,358,160 common shares subject to the resale limitations of Rule 144. We may have 50,000 to 700,000 common shares subject to options pending the resolution of a disputed options contract entered into by Pacific Link in September of 1998. (See, "Part I, Item 8: Description of Securities - Change in Control", above)

Dividends

     We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

Stock Splits

     In June 1998, our Board of Directors authorized a 30-for-1 reverse split of our common stock. In March 1999, our Board of Directors authorized a 4-for-1 forward split of our common stock. All per share information in this registration statement has been retroactively restated to reflect these changes.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rule 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The rule requires that the SEC come to a position of no further comment regarding the registration statement before a company is considered compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in date of March 1, 2000. According to the rules, if we are not in compliance at our phase-in-date our common stock will be removed from the OTC Bulletin Board. At that time we intend to move our listing to the National Quotation Bureau's Pink Sheets. This possible move to the "pink sheets" may adversely affect the market, if any, in our stock.

                    ITEM 2: LEGAL PROCEEDINGS

     We are not involved in any material pending legal proceedings, other than routine litigation incidental to our business, to which we are a party or of which any of our property is subject.

      ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.

         ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities we have sold within the past three fiscal years without registration:

     On March 21, 1997, we issued an aggregate of 1,332 common shares, valued at $10, to our then president and director, Cheryl A. Jamison, for services as an officer and director. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On June 18, 1998, we issued an aggregate of 4,512,500 common shares valued at $7,898, to eight persons pursuant to Rule 504. 800,000 of such shares were subsequently canceled due to lack of consideration. Such shares were issued for services rendered for or on our behalf. No underwriting discounts or commissions were paid for this offering.

     On January 15, 1999, we issued an aggregate of 322,144 common shares. 122,144 common shares, valued at $950, were issued to Mutual Ventures Corporation for investment banking services and 200,000 common shares were issued to Badland Securities, Inc. for $1,000,000 cash. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On June 1, 1999, we agreed to issue warrants to Columbia Financial Group in consideration for services rendered on our behalf. The warrants are exercisable until May 31, 2004 for an aggregate of 400,000 common shares at an aggregate exercise price of $1,700,000. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On June 10, 1999, we sold 400,000 common shares to Andrew Taubman for $100,000. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     In each of the private transactions above, we believe that each purchaser
(i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


        ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. To the full extent of Nevada Revised Statutes Sections 78.7502 and 78.751 indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities reasonably incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.


                             PART F/S

INDEX TO FINANCIAL STATEMENTS

Worldwide Wireless Networks, Inc. and Pacific Link Internet, Inc., its subsidiary (DBA Global Pacific Internet, Inc.) Consolidated Financial Statements June 30, 1999 (unaudited) and December 31, 1998.
                                                            Page
     Independent Accountants Report                         F-3
     Consolidated Balance Sheets                            F-4
     Consolidated Statement of Operations                   F-6
     Consolidated Statement of Stockholders Equity          F-7
     Consolidated Statement of Cash Flow                    F-8
     Notes to Financial Statements                          F-10

     Interim Financial Statements, for the period ended
     August 31, 1999
                                19

              Worldwide Wireless Networks, Inc. and
            Pacific Link Internet, Inc. its subsidiary

               (DBA Global Pacific Internet, Inc.)

                Consolidated Financial Statements

          June 30, 1999(unaudited) and December 31, 1998

                         C O N T E N T S


Accountants' Report                                  3

Consolidated Balance Sheets                          4

Consolidated Statements of Operations                6

Consolidated Statements of Stockholders' Equity      7

Consolidated Statements of Cash Flows                8

Notes to the Consolidated Financial Statements       9

<Letterhead of Crouch, Bierwolf & Chisholm, Certified Public Accountants
50 West Broadway, Suite 1130, Salt Lake City, Utah 84101, appears here>

                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Pacific Link Internet, Inc.:

We have audited the accompanying consolidated balance sheets of Pacific Link Internet, Inc. as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998 and from inception on August 1, 1997 through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Link Internet, Inc. as of December 31, 1998 and the results of its operations and cash flows for the year ended December 31, 1998 and from inception on August 1, 1997 through December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring operating losses and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
February 24, 1999

                Worldwide Wireless Networks, Inc.
                   Consolidated Balance Sheets

                              ASSETS
                              ------

                                               June 30          December 31
                                                 1999              1998
                                            ------------       ------------
CURRENT ASSETS                               (unaudited)

Cash (Note 1)                               $   52,100         $    -
Accounts receivable (net of allowance for
  doubtful accounts of $2,200 and
  $2,200, respectively)                        192,286             29,340
Accounts receivable-related party (Note 3)      54,814             54,814
Employee advance                                   951               -
Inventory                                       25,685               -
Prepaid Expenses                                27,097               -
                                            ------------       ------------

  Total Current Assets                         352,933             84,154
                                            ------------       ------------

PROPERTY & EQUIPMENT (Note 1)

Office equipment                                82,583             28,833
Leased equipment                               209,751            209,751
Machinery equipment                            603,255            226,878
                                            ------------       ------------
                                               895,589            465,462
Less:
  Accumulated depreciation -
  leased equipment                            (165,070)          (130,111)
  Accumulated depreciation                    (107,250)           (28,491)
                                            ------------       ------------

  Total Property & Equipment                   623,269            306,860
                                            ------------       ------------

OTHER ASSETS
Deferred Charges (Note 1)                        28,876            10,428
Deposits                                         25,522            15,184
                                            ------------       ------------
  Total Other Assets                             54,398            25,612
                                            ------------       ------------
  TOTAL ASSETS                              $ 1,030,600        $  416,626
                                            ============       ============


The accompanying notes are an integral part of these financial statements.

                Worldwide Wireless Networks, Inc.
              Consolidated Balance Sheets continued


               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

                                   June 30                    December 31
                                    1999                         1998
                                 ------------                ------------
                                 (unaudited)
CURRENT LIABILITIES
  Bank overdrafts                $      -                    $    4,092
  Accounts payable                  459,904                     522,337
  Accrued expenses                     -                          -
  Lines of credit (Note 5)           95,936                      98,471
  Unearned revenue (Note 1)         135,661                      23,542
  Current portion of long-term
  liabilities (Note 4)               50,000                     102,517
                                 ------------                ------------

  Total Current Liabilities         741,501                     750,959
                                 ------------                ------------

LONG TERM LIABILITIES (Note 4)

  Unearned Revenue (Note 1)            -                         17,948
   Notes payable                      6,277                       9,277
   Notes payable-related party         -                         31,300
   Capital lease obligations         55,248                      88,190

   Less current portion             (50,000)                   (102,517)
                                 ------------                ------------

     Total long term Liabilities     11,525                      44,198
                                 ------------                ------------

     TOTAL LIABILITIES              753,026                     795,157
                                 ------------                ------------

STOCKHOLDERS' EQUITY

  Common stock, 25,000,000
  shares of $.001 par value
  authorized, 11,599,988 and
  500,000 shares issued
  and outstanding                    11,600                         500
  Additional paid in capital      1,193,545                     104,645
   Retained earnings               (927,571)                   (483,676)
                                 ------------                ------------

  Total Stockholders' Equity        277,574                    (378,531)
                                 ------------                ------------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY           $1,030,600                  $  416,626
                                 ============                ============


The accompanying notes are an integral part of these financial statements.

                Worldwide Wireless Networks, Inc.
              Consolidated Statements of Operations


                                                                             From
                                                                         inception on
                                      For the six      For the year     August 1,1997
                                      months ended        ended            through
                                        June 30        December 31       December 31
                                         1999             1998              1997
                                      ------------    ------------      ------------
                                      (unaudited)
REVENUES                              $   657,385     $   841,841       $   271,841

COST OF SALES                             260,285         430,600           189,382
                                      ------------    ------------      ------------
GROSS PROFIT                              397,100         411,241            82,459
                                      ------------    ------------      ------------
SELLING EXPENSES                          174,428         158,592            68,827

GENERAL & ADMINISTRATIVE EXPENSES         657,915         455,126           138,939
                                      ------------    ------------      ------------

TOTAL OPERATING EXPENSES                  832,343         613,718           207,766
                                      ------------    ------------      ------------
OPERATING INCOME (LOSS)                  (435,243)       (202,477)         (125,307)
                                      ------------    ------------      ------------
OTHER INCOME AND (EXPENSES)
  Miscellaneous income                     11,952          19,410             6,163

  Interest expense                        (15,739)        (51,455)          (18,692)
  Bad debts                                (4,865)        (94,861)          (15,657)
                                      ------------    ------------      ------------
  Total Other Income and (Expenses)        (8,652)       (126,906)          (28,186)
                                        ------------    ------------     ------------

INCOME (LOSS) BEFORE INCOME TAXES        (443,895)       (329,383)         (153,493)

PROVISION FOR INCOME TAXES (Note 1)          -                800             -
                                      ============    ============      ============

NET INCOME (LOSS)                     $  (443,895)    $  (330,183)      $  (153,493)
                                      ============    ============      ============
NET INCOME (LOSS) PER SHARE            $     (.05)      $    (.05)      $      (.02)
                                      ============    ============      ============
WEIGHTED AVERAGE
  OUTSTANDING SHARES                    9,383,327       6,500,000         6,426,667
                                      ============    ============      ============


The accompanying notes are an integral part of these financial statements.

                Worldwide Wireless Networks, Inc.
         Consolidated Statements of Stockholders' Equity
    From inception on August 1, 1997 through December 31, 1998 and June 30, 1999 (unaudited)



                                                                         Additional     Retained
                                                   Common Stock            Paid in      Earnings
                                                Shares        Amount       Capital      (Deficit)
                                             ------------  ------------  ------------ -------------
Balance at inception on
   August 1, 1997                                  -       $    -        $   -        $     -

Shares issued to organizers for cash            420,000          420          2,080         -

Net income (loss) for the period
   ended December 31, 1997                          -           -             -          (153,493)
                                             ------------  ------------  ------------ ------------
Balance on December 31, 1997                    420,000          420          2,080      (153,493)

Shares issued for cash                           80,000           80        102,565         -

Net income (loss) for the year
   ended December 31, 1998                         -            -             -          (330,183)
                                             ------------  ------------  ------------ ------------
Balance on December 31, 1998                    500,000          500        104,645      (483,676)

April 1999 - Reverse acquisition
  and reorganization adjustment              10,499,988       10,500        (10,500)        -

Stock issued for cash at $5 per share           200,000          200        999,800         -

Stock issued for cash at $.25 per share         400,000          400         99,600         -

Net income (loss) for the six months
   ended June 30, 1999 (unaudited)                 -            -             -         (443,895)
                                             ------------  ------------  ------------ ------------
Balance on June 30, 1999 (unaudited)         11,599,988    $  11,600     $1,193,545   $ (927,571)
                                             ============  ============  ============ ============


The accompanying notes are an integral part of these financial statements.

                 Worldwide Wireless Networks, Inc.
               Consolidated Statements of Cash Flows


                                                                             From
                                                                         inception on
                                      For the six      For the year     August 1,1997
                                      months ended        ended            through
                                        June 30        December 31       December 31
                                         1999             1998              1997
                                      ------------    ------------      ------------
                                      (unaudited)
Cash Flows From Operating Activities

Net income (loss)                     $ (443,895)     $ (330,183)       $ (153,493)
Non-cash items:
   Depreciation & amortization           113,718          97,736            26,362
   Bad debt                                 -             94,836            15,657
(Increase)/decrease in current assets:
   Accounts receivable                  (162,946)        (17,401)          (14,114)
   Accounts receivable-related party        -            (39,486)          (18,853)
   Employee advance                         (951)           -                -
   Prepaid Expenses                      (27,097)          3,263            (3,263)
   Deferred Charges                      (18,448)        (10,428)            -
   Inventory                             (25,685)           -                -
Increase/(decrease) in current
 liabilities:
   Bank overdraft                         (4,092)          4,092             -
   Accounts payable                      (64,028)        336,665           128,317
   Accrued expenses                         -               -                -
   Unearned revenue                       94,171          41,490             -
                                      ------------    ------------      ------------
   Net Cash Provided (Used) by
   Operating Activities                 (539,253)        180,584           (19,387)
                                      ------------    ------------      ------------
Cash Flows from Investing Activities

  Purchase of property and equipment    (430,127)       (187,411)          (57,269)
  Cash paid for deposits                 (10,338)         (6,113)           (9,071)
                                      ------------    ------------      ------------

  Net Cash Provided (Used) by
  Investing Activities                  (440,465)       (193,524)          (66,340)
                                      ------------    ------------      ------------
Cash Flows from Financing Activities

  Advances on line of credit                -              3,860            54,719
  Cash paid on line of credit             (2,535)           -                -
  Cash from sale of stock                100,000          72,645            32,500
  Cash received from debt financing         -               -               35,000
  Principal payments on long-term debt   (65,647)        (64,519)          (35,538)
  Cash received in merger with
  Worldwide                            1,000,000            -                -
                                      ------------    ------------      ------------
  Net Cash Provided (Used) by
  Financing Activities                 1,031,818          11,986            86,681
                                      ------------    ------------      ------------

  Increase/(decrease) in Cash             52,100            (954)              954

Cash and Cash Equivalents at
Beginning of Period                         -                954             -
                                      ------------    ------------      ------------

Cash and Cash Equivalents at End
of Period                             $   52,100      $     -           $      954
                                      ============    ============      ============

Supplemental Cash Flow Information:
  Cash paid for interest              $   15,739      $   61,725        $    8,422
  Cash paid for income taxes          $     -         $     -           $    -
Non-cash financing transaction:
  Purchase of equipment with lease
  obligations                         $     -         $   24,784        $  184,967



The accompanying notes are an integral part of these financial statements.

                 Worldwide Wireless Networks, Inc.
                 Notes to the Financial Statements
          December 31, 1998 and June 30, 1999 (Unaudited)


NOTE 1 - Summary of Significant Accounting Policies

     a.     Organization

          The audited financial statements presented for December 31, 1998 and 1997, are those of Pacific Link Internet, Inc. (The Company). The Company was incorporated under the laws of the State of California on September 22, 1997, however operations began on August 1, 1997. The Company provides wireless internet access to business and individuals. The Company's headquarters are located in Orange, California.

          On April 1, 1999 the Company merged with Worldwide Wireless Networks, Inc. (Worldwide) a public shell with no operations, and changed the name to Worldwide Wireless Networks, Inc. Worldwide was organized in the State of Nevada on June 10, 1992. Worldwide recently raised $1,000,000 in anticipation of the merger, and provided this as the only asset to the newly combined organization. The merger was treated as a reverse merger for accounting purposes, therefore the June 30, 1999 period is consolidated and the December 31,1998 and 1997 is that of the accounting acquirer (Pacific Link Internet, Inc.) only.

     b.     Recognition of Revenue, Deferred Charges, Unearned Revenue

          The Company recognizes income and expense on the accrual basis of accounting. During October and November 1998, the Company entered into various sales agreements whereby, a third party financial institution pays a factored sales amount to the Company for sales contracts received from customers with terms of 1 to 3 years. The Company has deferred the revenue on these contracts to be recognized over the time of the contract. Unearned revenue has been established on the books in order to defer the revenues received from the third party on these contracts. The corresponding factoring fee has been deferred as an asset called "deferred charges" and is also recognized over the life of the contract. All other sales are recorded when the services are completed.

     c.     Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. The 1998 and 1997 weighted average shares have been retroactively restated for the 7,000,000 shares issued in the merger for comparability purposes.

                 Worldwide Wireless Networks, Inc.
                 Notes to the Financial Statements
          December 31, 1998 and June 30, 1999 (Unaudited)

NOTE 1 - Summary of Significant Accounting Policies (continued)

     d.     Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $480,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2013. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

          Deferred tax assets and the valuation account is as follows at December 31, 1998 and June 30, 1999.
                                                1999             1998
                                            ------------     ------------
        Deferred tax asset:
        NOL carrry forward                  $   315,000      $   163,000
        Valuation allowance                    (315,000)        (163,000)
        Total                               $      -         $      -

     e.     Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     f.     Property and Equipment

          Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

          The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended June 30, 1999, December 31,1998 and 1997 is $113,718, $97,736
and $26,362, respectively.

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring operating losses and is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is managements plan to merge with a public company, register its stock and raise capital from the public market in order to expand its operations to a profitable level.

                 Worldwide Wireless Networks, Inc.
                 Notes to the Financial Statements
          December 31, 1998 and June 30, 1999 (Unaudited)


NOTE 3 - Related Party Transactions

          During the year ended December 31, 1997, the Company borrowed $15,000 from Ming Chan Yeung, a shareholder of the Company, the entire $15,000 is outstanding at December 31, 1998, and $0 at June 30, 1999.

          During the year ended December 31, 1998, the Company borrowed $16,300 from Zhi Gang Zhang, a shareholder of the Company, the entire $16,300 is outstanding at December 31, 1998, and $0 at June 30, 1999.

NOTE 4 - Long-Term Liabilities

          Long Term Liabilities are detailed in the following schedules as of December 31, 1998 and June 30, 1999.



                                                 December 31       June 30
Notes payable is detailed as follows:               1998            1999
                                                 -----------       -------

Note payable to a corporation, payments due
monthly of $500 through July 2000, bears
interest at 7%, secured by equipment and
other assets.                                       9,277            6,277
                                                 -----------       -------
Total Notes Payable                                 9,277            6,277
                                                 -----------       -------

Notes payable related party is detailed as follows:

Note payable to a shareholder, non interest
bearing, due upon demand, unsecured note         $ 15,000          $  -

Note payable to a shareholder, non interest
bearing, due upon demand, unsecured note           16,300             -
                                                 -----------       -------

Total notes payable - related party                31,300             -
                                                 -----------       -------

Capital lease obligations are detailed in the following schedule as of December 31, 1998 and June 30, 1998:

Capital lease obligation to a corporation
for antenna equipment, lease payments due
monthly of $710 through January 2001,
bears interest at 19.7%, secured by antenna
equipment.                                       $ 13,790          $ 11,506

                 Worldwide Wireless Networks, Inc.
                 Notes to the Financial Statements
          December 31, 1998 and June 30, 1999 (Unaudited)



NOTE 4 - Long-Term Liabilities (continued)
                                                 December 31        June 30
                                                    1998             1998
                                                 -----------       ------------

Capital lease obligation to a corporation
for wireless equipment, lease payments due
monthly of $175 through May 2001,
bears interest at 18%, secured by
wireless equipment.                             $   4,091         $   3,606

Capital lease obligation to a corporation
for wireless equipment, lease payments due
monthly of $1,244 through October 2000,
bears interest at 15.5%, secured by wireless
equipment.                                         23,689            18,878

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $1,248 through December 1999, bears
interest at 32.5%, secured by equipment.           12,644             6,828

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $841 through October 1999, bears
interest at 17%, secured by equipment.              7,792             3,249

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $721 through January 2000, bears
interest at 19.4%, secured by equipment.            8,388             4,733

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $545 through August 1999, bears
interest at 19.2%, secured by equipment.            3,582               536

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $997 through December 1999, bears
interest at 24.1%, secured by equipment.           10,532             5,580

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $680 through January 1999, bears
interest at 24.1%, secured by equipment.               667             -

                 Worldwide Wireless Networks, Inc.
                 Notes to the Financial Statements
          December 31, 1998 and June 30, 1999 (Unaudited)


NOTE 4 - Long-Term Liabilities (continued)
                                                 December 31         June 30
                                                    1998               1998
                                                 -----------       ------------
Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $338 through July 1999, bears
interest at 19.1%, secured by equipment.         $  2,219          $     332

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $205 through April 1999, bears
interest at 15.2%, secured by equipment.              796              -
                                                 -----------       ------------
Total Lease Obligations                            88,190             55,248
                                                 -----------       ------------

Total long term liabilities                       128,767             61,525

Less current portion of:
  Notes payable                                     5,526              5,443
  Notes payable - related party(note 2)            31,300            -
  Capital lease obligations                        65,691             44,557
                                                 -----------       ------------

Total current portion                             102,517             50,000
                                                 -----------       ------------

Net Long Term Liabilities                       $  26,250          $  11,525
                                                   ===========     ============

Future minimum principal payments on notes payable are as follows at December 31, 1998:

          1999                               36,826
          2000                                3,751
                                           --------

          Total notes payable               $40,577
                                           ========

Future minimum lease payments are as follows at December 31, 1998:

          1999                               77,228
          2000                               23,780
          2001                                1,585
                                           --------

                                            102,593
Less portion representing interest          (13,243)
                                           --------
          Total                             $89,350
                                           ========

                 Worldwide Wireless Networks, Inc.
                 Notes to the Financial Statements
          December 31, 1998 and June 30, 1999 (Unaudited)


NOTE 5 - Lines of Credit

The Company has two lines of credit with two banks with total credit of $56,000 The average interest rate is 11.75%. The balances due at December 31, 1998 and June 30, 1999 were $95,471 and $95,936, respectively.

NOTE 6 - Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, revenues and expenses involve reliance on management's estimates. Actual results could differ from those estimates.

NOTE 7 - Commitments and Contingencies

The Company has an operating lease for office space. Monthly lease payments are due of $2,549 for sixty months starting May 1, 1998 and ending April 30, 2003.

The Company has an operating lease for antenna space on a roof. The agreement calls for monthly payments of $350 the first six months, $450 the next six months, and $500 for the remaining 48 months of the sixty-month contract. The lease began on September 15, 1998 and ends on August 31, 2003.

The Company has an operating lease for office space. Monthly lease payments are due of $4,021 for sixty months starting October 15, 1998 and ending September 30, 2003.

The Company has an operating lease for office space. Monthly lease payments are due of $10,083 and the lease expires in March 2004.

The Company has an operating lease for roof space. Monthly lease payments are due of $250 for sixty months starting September 15, 1998 and ending August 31, 2003.

The Company has an operating lease for roof space. Monthly lease payments are due of $300 for sixty months starting November 16, 1998 and ending October 31, 2003.

The Company has an operating lease for roof space that could potentially secure
up to three antennas.   The agreement calls for minimum monthly payments for the
initial antenna of $1,000 the first twelve months, $1,050 the next twelve months, $1,103 the following twelve months, $1,158 the next twelve months, and
$1,216 for the remaining twelve months of the sixty-month contract.   Each
additional antenna (limit of three total) will require monthly payments of $750 the first twelve months, $788 the next twelve months, $827 the following twelve
months, $868 the next twelve months, and $912 the remaining twelve months.   The
lease began on October 1, 1998 and ends on September 30, 2003.

                 Worldwide Wireless Networks, Inc.
                 Notes to the Financial Statements
          December 31, 1998 and June 30, 1999 (Unaudited)


NOTE - 7 Commitments and Contingencies (continued)

The Company has an operating lease for roof space. Monthly lease payments are due of $500 for use of a one directional antenna or $650 for use of a two directional antenna for sixty months starting October 1, 1998 and ending September 30, 2003.

The Company has an operating lease for roof space. Monthly lease payments are due of $250 for thirty-six months starting December 2, 1998 and ending November 30, 2001.

Future minimum operating lease payments are as follows at December 31, 1998:

          1999                    $  234,195
          2000                       234,195
          2001                       234,587
          2002                       232,506
          2003                       191,825
                                   ----------
          Total                    $1,127,308

The Company is obligated under employment contracts to officers of the Company through December 31, 2003, for $110,000 total compensation per year.

NOTE - 8 Unaudited Information

The June 30, 1999 consolidated information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the six months then ended. The information presented is not necessarily indicative of the results from operations expected for the full year.

NOTE 9 - Reverse Acquisition and reorganization

Effective April 1, 1999, Pacific Link Internet, Inc. (Pacific) was acquired by Worldwide Wireless Internet, Inc. (Worldwide). Worldwide issued 7,000,000 shares to the shareholders of Pacific in exchange for all shares of Pacific, thus making it a wholly owned subsidiary of Worldwide. Due to the financial history being that of Pacific a reverse acquisition and reorganization adjustment is necessary to bring the equity accounts up to the correct consolidated total at June 30, 1999.

                 Worldwide Wireless Networks, Inc.
                           Balance Sheet
                          August 31, 1999


                               ASSETS

Current Assets

Cash on Hand                         6,760.91
Checking Account GPT WF1              <25.10>
Checking Account GPI WF2              <77.18>
Checking Account PLI WF3            67,741.57
Checking Account WWWN WF4              224.75
Savings Account PLI WF5            108,588.05
Sanwa Bank Checking                      7.06
Accounts Receivable                191,105.61
Allowance for Doubtful Accts       <5,000.00>
Other Receivables                    1,820.00
Loan to Officer - Dennis            13,174.64
Loan to Officer - Jack              31,173.98
Loan to Officer - Sean              10,465.33
Inventory                           21,151.90
Prepaid Expenses                     2,600.00
Employee Advances                      497.00
Other Current Assets                 1,500.00
                             ----------------

Total Current Assets               451,708.52

Property and Equipment
Furniture and Fixtures              29,350.00
Equipment - Office                  64,826.86
Equipment - Network                191,941.33
Equipment - Leased                 209,751.30
DSL Equipment                       20,366.00
Company Web Site                     6,174.23
Equipment - Wireless Pop Sites     457,798.29
Equipment - Wireless Customer      168,755.54
Accum. Depr - Furn & Fixtures      <2,315.57>
Accum. Depr. - Office Equip        <6,869.99>
Accum. Depr - Network Equip       <31,945.16>
Accum. Depr.-Leased Equipment    <176,722.62>
Accum Depr. DSL Equipment          <2,729.67>
Accum. Depr. - Co. Web Site        <1,064.92>
Accum. Depr. - Wireless P.S.      <82,098.74>
Accum. Depr. - Wireless Cust      <26,887.45>
                             ----------------

Total Property and Equipment      818,329.43

Other Assets
Prepaid Commission                 24,410.65
Deferred Charges                   28,359.50
Deposits                           25,521.71
                             ----------------

Total Other Assets                 78,291.86
                             ----------------

Total Assets                 $  1,348,329.81
                             ================


                 LIABILITIES AND CAPITAL

Current Liabilities
Garnishments Payable                  899.48
Accounts Payable                  666,778.00
Accrued Interest                      880.37
Sales Tax Payable                   4,996.77
Suspense - Clearing Account       <5,553.89>
                             ----------------

Total Current Liabilities         668,000.73

Long-Term Liabilities
BOA Credit Line                     2,499.92
Sanwa Bank Credit Line             40,668.46
Glendale Federal Credit Line       49,673.34
Deferred Revenue                  131,899.50

              Unaudited - For Management Purposes Only

                 Worldwide Wireless Networks, Inc.
                           Balance Sheet
                          August 31, 1999


Capital Lease Payable              45,731.70
Note Payable - AT                  50,000.00
Note Payable - PH                 250,000.00
Other Payables                      1,595.24
Note Payable-Chausse-Noncurr        5,277.00
                             ----------------

Total Long-Term Liabilities       577,345.16
                             ----------------

Total Liabilities               1,245,345.89

Capital
Common Stock                        2,500.00
Jack's Capital - Beg               37,898.93
Retained Earnings               <483,675.63>
Investor's Capital - Beg        1,064,745.60
Add'l Paid -in-Capital            100,000.00
Net Income                      <618,484.98>
                             ----------------

Total Capital                    102,983.92
                             ----------------

Total Liabilities & Capital  $ 1,348,329.81
                             ================

              Unaudited - For Management Purposes Only>

                 Worldwide Wireless Networks, Inc.
                          Income Statement
            For the Eight Months Ending August 31, 1999


                               Current Month            Year to Date
                               -------------            ------------
Revenues
Income - Dial Up                 13,872.74     7.66       134,441.80   12.71
Income - Reseller Recurring       2,497.95     1.38        38,187.65    3.61
Income - Reseller New                 0.00     0.00             0.00    0.00
Income - Nationwide Dial Up           0.00     0.00             0.00    0.00
Income - Co-Location Recurring    1,702.00     0.94        30,646.42    2.90
Income - Co-Location New              0.00     0.00             0.00    0.00
Income - Wirless Bandwidth       62,071.56    34.26       381,638.08   36.07
Income - Wirless Set Up          30,364.00    16.76       177,177.58   16.74
Income - Leased Line/ T1 Rec     13,494.06     7.45        58,984.12    5.57
Income - Leased Lines/T1 New          0.00     0.00             0.00    0.00
Income - Labor - Web Page             0.00     0.00             0.00    0.00
Income - Labor - Set Up           1,400.00     0.77        60,498.75    5.72
Income - Referal Fee                  0.00     0.00             0.00    0.00
Sales of Equipment               31,500.77    17.39        94,147.54    8.90
Sales of Software                     0.00     0.00           399.00    0.04
Income - DSL Bandwidth            5,150.52     2.84        18,596.52    1.76
Income - DSL Set Up               4,730.00     2.61        18,313.00    1.73
Income -Wireless Blg Bandwidth    5,460.20     3.01        20,880.93    1.97
Income -Wireless Blg Set Up         300.00     0.17           800.00    0.08
Income - FR Wireless              7,483.00     4.13        25,155.90    2.38
Sales Returns and Allowances      1,000.00     0.55      <15,497.87>  <1.46>
Sales Discounts                    <57.00>   <0.03>       <4,499.63>  <0.43>
Interest Income                     87.48      0.05        2,163.81     0.20
Income - Miscellaneous             100.00      0.06       16,101.68     1.52
                               -------------            ------------

Total Revenues                 181,157.28    100.00    1,058,135.28   100.00
                               -------------            ------------
Cost of Sales
Telephone - T1                   4,119.46      2.27       37,077.45     3.50
Telephone - T3                   7,600.00      4.20       45,837.33     4.33
Telephone - ISDN                     0.00      0.00            0.00     0.00
DSL Monthly Fees                 8,995.57      4.97       25,922.24     2.45
Telephone - Local Loop          28,091.09     15.51      141,678.42     13.39
Telephone - Dial Up              1,128.00      0.62       93,372.72      8.82
Set Up  -  Wiring                    0.00      0.00            0.00      0.00
Set Up  -  Antenna               2,639.73      1.46        5,529.59      0.52
Antenna Equipment Leasing            0.00      0.00            0.00      0.00
Modem Equip Lease                    0.00      0.00            0.00      0.00
Nationwide Access                    0.00      0.00            0.00      0.00
Labor - Tech Support             <475.00>    <0.26>        <475.00>    <0.04>
Labor -  Web Page                    0.00      0.00            0.00      0.00
Labor -  Installation                0.00      0.00            0.00      0.00
Equipment Purchases             24,311.88     13.42       74,165.42      7.01
Software Purchases                   0.00      0.00            0.00      0.00
Cost of Sales- Freight               0.00      0.00          248.10      0.02
Inventory Adjustments                0.00      0.00            0.00      0.00
Rent - Roof Top Access           4,330.00      2.39       26,464.51      2.50
                               -------------            ------------

Total Cost of Sales             80,740.73     44.57      449,820.78     42.51
                               -------------            ------------

Gross Profit                   100,416.55     55.43      608,314.50     57.49
                               -------------            ------------

Expenses
Advertising - MicroTimes         1,788.00      0.99       14,363.50      1.36
Advertising - Computer Current       0.00      0.00            0.00      0.00
Advertising - OC Register        1,381.30      0.76       12,095.37      1.14
Advertising - LA Times           7,868.82      4.34        8,576.82      0.81
Advertising - Miscellaneous          0.00      0.00          325.94      0.03
Advertising - Direct Mailing         0.00      0.00          300.00      0.03
Advertising - Wiz Magazine           0.00      0.00            0.00      0.00
Advertising - Printed Material       0.00      0.00        4,288.50      0.41
Advertising - CD/disk                0.00      0.00            0.00      0.00
Advertising - Telemarketing        872.00      0.48        8,200.97      0.78
Amortization Expense                 0.00      0.00            0.00      0.00


              Unaudited - For Management Purposes Only

                 Worldwide Wireless Networks, Inc.
                          Income Statement
            For the Eight Months Ending August 31, 1999


Auto Expenses                    2,034.89      1.12       14,062.26      1.33
Auto Leasing                         0.00      0.00            0.00      0.00
Bad Debt Expense                 2,800.00      1.55        7,666.62      0.72
Bank/Payroll Charges               190.70      0.11        4,142.63      0.39
Credit Card Exp                      0.00      0.00        3,308.77      0.31
Cash Over and Short                  0.00      0.00            0.00      0.00
Charitable Contributions Exp         0.00      0.00          200.00      0.02
Commissions and Fees Exp        30,581.71     16.88      112,313.61     10.61
Depreciation Expense            31,859.37     17.59      172,032.72     16.26
Dues and Subscriptions Exp       1,128.32      0.62        7,533.09      0.71
Employee Benefit Programs Exp        0.00      0.00          143.52      0.01
Equipment Leasing                  357.00      0.20        2,916.42      0.28
Equipment Repairs                    0.00      0.00        1,329.40      0.13
Group Insurance Expense            435.77      0.24        8,767.17      0.83
Insurance Expense                  764.32      0.42        6,494.51      0.61
Interest Expense                 3,086.57      1.70       22,028.58      2.08
Late Fees - Finance Charges        166.94      0.09        2,729.56      0.26
Lease Factoring Fee              1,789.84      0.99       11,717.73      1.11
Legal/Prof.-O/S Consulting       2,552.50      1.41      109,169.72     10.32
Licenses Expense                 1,280.00      0.71        2,251.00      0.21
Loss on NSF Checks                   0.00      0.00            0.00      0.00
Maintenance Expense                 66.24      0.04           66.24      0.01
Meals and Entertainment Exp        461.99      0.26        5,646.20      0.53
Office Expense                      94.00      0.05        4,028.53      0.38
Book and Software                    0.00      0.00        4,955.66      0.47
Other Taxes                        304.24      0.17        3,880.58      0.37
Payroll Tax Expense              8,209.99      4.53       49,781.63      4.70
Penalties and Fines Exp              0.00      0.00        3,307.86      0.31
Postage Expense                    297.00      0.16        1,377.84      0.13
Rent                            13,880.94      7.66      100,049.92      9.46
Salaries - Mgmt - Exec          22,891.66     12.64      156,271.04     14.77
Salaries - Office               11,525.33      6.36       62,731.00      5.93
Salaries - Sales                19,000.00     10.49      127,754.77     12.07
Salaries - Tech Support         15,413.67      8.51       81,991.09      7.75
Salaries - Installation          4,622.82      2.55       32,557.26      3.08
Salaries - Graphics                  0.00      0.00            0.00      0.00
Shipping Expense                   310.43      0.17        1,906.72      0.18
Supplies Expense                 1,021.25      0.56        8,028.47      0.76
Seminar Expense                      0.00      0.00        9,758.41      0.92
Telephone Expense                1,174.85      0.65        8,469.55      0.80
Tel Exp - Cellular/Radio           615.75      0.34       15,608.71      1.48
Tel Exp - Toll Free #              106.18      0.06        1,526.42      0.14
Travel Expense                   4,526.84      2.50       12,843.70      1.21
Wages Expense                        0.00      0.00            0.00      0.00
Miscellaneous Expense               40.00      0.02        3,670.58      0.35
Misc Expense - ComWorld              0.00      0.00            0.00      0.00
Purchase Disc- Expense Items         0.00      0.00      <7,100.18>    <0.67>
Corporate State Tax Expense          0.00      0.00          729.07      0.07
                               -------------            ------------
Total Expenses                 195,501.23    107.92    1,226,799.48    115.94
                               -------------            ------------
Net Income                    <95,084.68>   <52.49>    <618,484.98>   <58.45>
                               =============            ============

              Unaudited - For Management Purposes Only

                 Worldwide Wireless Networks, Inc.
                       Statement of Cash Flow
            For the Eight Months Ending August 31, 1999



                                             Current Month     Year to Date
                                             -------------     ------------

Cash Flows from operating activities
Net Income                                    <95,084.68>       <618,484.98>
Adjustments to reconcile net
income to net cash provided
by operating activities
Accum. Depr - Furn & Fixtures                      349.40           2,315.57
Accum. Depr. - Office Equip                      1,080.45           6,869.99
Accum. Depr - Network Equip                      5,331.70          25,120.51
Accum. Depr.-Leased Equipment                    5,826.43          46,611.72
Accum Depr. DSL Equipment                        1,697.17           2,729.67
Accum. Depr. - Co. Web Site                        171.51           1,064.92
Accum. Depr. - Wireless P.S.                    12,715.06          82,098.74
Accum. Depr. - Wireless Cust                     4,687.65          26,887.45
Accounts Receivable                            <7,193.50>       <159,565.93>
Allowance for Doubtful Accts                     2,800.00           2,800.00
Other Receivables                                    0.00         <1,820.00>
Loan to Officer - Dennis                             0.00              0.00
Loan to Officer - Jack                               0.00              0.00
Loan to Officer - Sean                               0.00              0.00
Inventory                                       99,009.63       <21,151.90>
Prepaid Expenses                               <2,600.00>        <2,600.00>
Employee Advances                                <916.28>          <497.00>
Notes Receivable-Current                            0.00              0.00
Other Current Assets                                0.00         <1,500.00>
Garnishments Payable                              899.48            899.48
Accounts Payable                               22,278.91        211,796.79
Accrued Interest                                  880.37            880.37
Accrued Expenses                                    0.00              0.00
Sales Tax Payable                               1,393.06          4,996.77
Federal Payroll Taxes Payable                       0.00              0.00
FUTA Tax Payable                                    0.00              0.00
State Payroll Taxes Payable                         0.00              0.00
SUTA Tax Payable                                    0.00              0.00
Employee Taxes Payable                              0.00              0.00
Customer Deposit                              <8,389.74>              0.00
Current Portion Long-Term Debt                      0.00              0.00
Suspense - Clearing Account                   <5,553.89>        <5,553.89>
                                             -------------     ------------

Total Adjustments                             134,467.41        222,383.26
                                             -------------     ------------

Net Cash provided by Operations                39,382.73      <396,101.72>
                                             -------------     ------------

Cash Flows from investing activities
Used For
Prepaid Commission                            <1,500.00>      <32,990.08>
Deferred Charges                              <2,941.00>      <29,648.86>
Investment                                          0.00             0.00
Furniture and Fixtures                        <1,245.01>      <23,253.94>
Equipment - Office                            <7,449.59>      <64,826.86>
Equipment - Network                          <21,715.63>     <299,328.51>
Equipment - Leased                                  0.00             0.00
DSL Equipment                                 <7,976.00>      <20,366.00>
Company Web Site                                    0.00       <6,174.23>
Equipment - Wireless Pop Sites              <112,336.28>     <458,781.59>
Equipment - Wireless Customer                <39,161.47>     <169,852.04>
Deposits                                            0.00      <13,675.45>
Notes Receivable- Noncurrent                        0.00             0.00
                                             -------------     ------------

Net cash used in investing                  <194,324.98>   <1,118,897.56>
                                             -------------     ------------

Cash Flows from financing activities
Proceeds From
BOA Credit Line                                     0.00             0.00

              Unaudited - For Internal Use Only

                 Worldwide Wireless Networks, Inc.
                       Statement of Cash Flow
            For the Eight Months Ending August 31, 1999




Sanwa Bank Credit Line                              0.00             0.00
Glendale Federal Credit Line                        0.00             0.00
Deferred Revenue                               12,096.00       143,250.50
Capital Lease Payable                               0.00             0.00
Notes Payable-Noncurrent                            0.00             0.00
Note Payable - AT                              50,000.00        50,000.00
Note Payable - PH                             250,000.00       250,000.00
Other Payables                                      0.00             0.00
Note Payable-Chausse-Noncurr                        0.00             0.00
Note Payable-Yeung-Noncurrent                       0.00             0.00
Common Stock                                        0.00             0.00
Beginning Balance Equity                            0.00             0.00
Jack's Capital - Beg                                0.00             0.00
Dennis Capital - Beg                                0.00             0.00
Beginning Balance Equity                            0.00        25,254.40
Investor's Capital - Beg                            0.00     1,000,000.00
Add'l Paid -in-Capital                              0.00       100,000.00
Draw - Dennis/Susan                                 0.00        12,922.14
Draw - Jack                                         0.00        48,763.50
Draw - Sean                                         0.00         8,890.00
Used For
BOA Credit Line                                 <501.00>       <1,503.00>
Sanwa Bank Credit Line                          <776.78>       <4,127.29>
Glendale Federal Credit Line                        0.00             0.00
Deferred Revenue                              <8,181.00>      <52,841.00>
Capital Lease Payable                         <5,000.96>      <42,458.30>
Notes Payable-Noncurrent                            0.00      <16,300.00>
Note Payable - AT                                   0.00             0.00
Note Payable - PH                                   0.00             0.00
Other Payables                                      0.00      <65,760.23>
Note Payable-Chausse-Noncurr                    <500.00>       <4,000.00>
Note Payable-Yeung-Noncurrent                       0.00      <15,000.00>
Common Stock                                        0.00             0.00
Beginning Balance Equity                            0.00             0.00
Jack's Capital - Beg                                0.00             0.00
Dennis Capital - Beg                                0.00             0.00
Beginning Balance Equity                            0.00      <25,254.40>
Investor's Capital - Beg                            0.00             0.00
Add'l Paid -in-Capital                              0.00             0.00
Draw - Dennis/Susan                                 0.00      <12,922.14>
Draw - Jack                                         0.00      <48,763.50>
Draw - Sean                                         0.00       <8,890.00>
                                             -------------     ------------

Net cash used in financing                    297,136.26     1,341,260.68
                                            -------------     ------------

Net increase <decrease> in cash               142,194.01     <173,738.60>
                                            =============     ============
Summary
Cash Balance at End of Period                 183,220.06      183,220.06
Cash Balance at Beginning of P               <30,267.07>        4,091.63
                                            -------------     ------------

Net Increase <Decrease> in Cash               152,952.99       187,311.69
                                            =============     ============

                 Unaudited- For internal Use Only

                              PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit
Number     Description                                         Location

2.1        Articles of Incorporation of Second Investors
           Group, dated June 10, 1992                          See attached

2.2        Certificate of Amendment to Articles of
           Incorporation filed June 19, 1998                   See attached

2.3        Certificate of Amendment to Articles of
           Incorporation filed March 5, 1999                   See attached

2.4        Articles of Merger filed April 9, 1999              See attached

2.5        Amended and Restated Bylaws of Worldwide Wireless   See attached

6.1        Lease Agreement between Worldwide Wireless and
           NL-Orange, LP dated March 30, 1999                  See attached

6.2        Consultant Agreement between Worldwide Wireless
           and Columbia Financial Group, dated June 1, 1999    See attached

6.3        Form of Employment Agreement                        See attached

6.4        Microwave radio status license call sign WP0T648
           between Worldwide Wireless and the FCC, dated
           July 7, 1999                                        See attached

6.5        Microwave radio status license call sign WP0T649
           between Worldwide Wireless and the FCC, dated
           July 7, 1999                                        See attached

6.6        Agreement between Bridge Technology, Inc. and
           Worldwide Wireless,                                 See attached
           dated May 20, 1999.
6.7        Purchase Agreement between Adaptive Broadband
           Corporation and Worldwide Wireless, dated
           October 27, 1999                                    See attached

8.1        Agreement and Plan of Merger between Worldwide
           Wireless and Pacific Link Internet, Inc., dated
           March 31, 1999                                       See attached

22.1       Subsidiaries of the Registrant                       See attached

27.1       Financial Data Schedule                              See attached
________________________

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, Worldwide Wireless has caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

     Date November 3, 1999.              Worldwide Wireless Networks, Inc.



                                       By: /s/ Jack Tortorice
                                             ------------------
                                             Jack Tortorice, CEO


                                         By: /s/ Dennis Shen
                                             ---------------
                                               Dennis Shen, President